 Exhibit 2.1

INTERNATIONAL ENVIRONMENTAL TECHNOLOGIES, INC.

Sales Contract

Between

INTERNATIONAL ENVIRONMENTAL TECHNOLOGIES, INC.

And

Joseph D. Caywood

For

200 TPD Hazardous and Municipal Waste Disposal

Location

Rosarito, Mexico

INTERNATIONAL ENVIRONMENTAL TECHNOLOGIES, INC.

Danville, Ky. 40422 Phone: 859-332-7258

9. Disclaimers	7

10. License for Technology	7
10.1 Grant of License	7
10.2 No Transfers	7
10.3 Reservation of Rights	7
10.4 Covenants of Purchaser	7

11. Subcontractors	8

12. IET's Access to Site	8

13. Confidentiality	8
13.1 Confidentiality Covenant	8
13.2 Unique Nature of Confidential Information; Reasonableness of Scope and Duration; Enforceability	8

14. Insurance	9
14.1 IET's Obligations	9
14.2 Purchaser's Obligations	9
14.3 Insurance Policies	9
14.4 Performance Bonding and Completion Guarantees	9

15. Events of Default and Termination	10
15.1 Default by Purchaser	10
15.2 Default by IET	10
15.3 Time Period to Cure	10
15.4 IET's Remedies	10
15.5 Purchaser's Remedies	11
15.6 Rights Cumulative	11

16. Force Majeure	11
16.1 Definition	11
16.2 Notice	11
16.3 Effect of Force Majeure	11

17. Indemnification; Remedies	12
17.1 Indemnification By Purchaser	12

18. Miscellaneous Provisions	12
18.1 English Language	12
18.2 Notices	12
18.3 Alternative Dispute Resolution	13
18.4 Choice of Forum	14
18.5 Independent Contractor	14
18.6 Amendment; Waiver	14
18.7 Limited Assignment; Binding Effect	15
18.8 Further Assurances	15

18.9 Construction and Interpretation of Agreement	15
18.10 Severability of Provisions	16
18.11 Confidentiality of Agreement	16
18.12 Exhibits and Disclosure Schedules	16
18.13 Counterparts	16
18.14 Entire Agreement	16
18.15 Expenses	17
18.16 Governing Law	17
18.17 Recovery of Expenses by Prevailing Party	17
18.18 Cumulative Remedies; Specific Performance	17
18.19 Time of Essence	17

AGREEMENT FOR THE SALE AND PURCHASE

OF WASTE GASIFICATION/THERMAL OXIDATION FACILITY

This Agreement for Sale and Installation of Equipment for Waste Gasification Facility (“Agreement”) is entered into and effective this 17th day of October, 2016, by and between International Environmental Technologies, Inc., a Kentucky corporation (“IET”), and Joseph D. Caywood, (JOSEPH D. CAYWOOD) an Individual residing in Las Vegas Nevada(“Purchaser”).

Recitals

A. IET has developed and patented certain technology described in United States Patent Number 6,439,135 (“Patent”), which, along with related know-how, manuals and other information pertaining to the use of the technology (collectively with the Patent, the “Technology”), is used to operate a municipal waste gasification system (“System”).

B. Purchaser has certain property located in Rosarito, Mexico (“Site”).

C. Purchaser desires to purchase Equipment (as hereinafter defined) from IET, have IET install the Equipment on the Site, and receive a license from IET to use the Technology, so that Purchaser can operate a System on the Site.

Agreement:

Now, therefore, the parties hereby agree as follows:

1. Definition of Certain Terms. In addition to the terms defined in this Agreement, certain other terms used in this Agreement are defined in Exhibit A attached hereto, and when used herein shall have the meaning set forth in Exhibit A.

2. Purchase and Sale of Equipment. Upon the terms and subject to the conditions of this Agreement, IET hereby agrees to sell, transfer and convey to Purchaser, and Purchaser hereby agrees to purchase and acquire from IET, the equipment described on Exhibit B attached hereto ("Equipment"). All payments shall be made in U.S. dollars by wire transfer to an account designated by IET.

3. Purchase Price and Payment Terms. The purchase price for the Equipment, the installation of the Equipment, and the license for the Technology shall be a total amount of Twenty Nine Million and No/100 U.S. Dollars ($29,000,000.) (“Purchase Price”). The Purchase Price shall be paid in six (6) payments as follows:

(a)	The first payment (10% of the Purchase Price) $2,900,000 shall be paid to IET within (5) days upon the release of funds from the lender, IET will use these funds as a mobilization fee and During the next 60 days after receiving this payment, IET will submit all plans and engineering to purchaser for final review and approval. After the final engineering and plans are received by purchaser, the purchaser will have 10 days to review all plans and to either approve or request in writing any changes or clarification to said plans. .
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(Note: on the date that IET’S final plans are approved by the purchaser, IET will begin to reference that date for scheduling purposes and reference it as day 1 of the projects construction.

(b) The Second payment of $7,250,000. (25% of the Purchase Price) shall be paid to IET upon the Purchasers certification and acceptance of the shop drawings and other engineering work relating to the installation of the Equipment. This payment will be due to IET 70 Days from the day of the initial funding of 10% is received. (Or proportionally earlier if purchaser approvals plan sooner than the allotted schedule above) IET will apply this payment towards all materials and to commence with the construction of the plant at the Tulsa facility, as well as for deploying a team of IET engineers and workers to assist with the purchaser’s site preparations.

(c) The Third payment of $7,250,000 (25% of the Purchase Price) shall be paid to IET 160 days from day 1 IET's will delivery to Purchaser a certification that the erection of the steel framework of the plant has been completed, and initial testing of the plant shall commence at the Tulsa facility.

(d) The Fourth payment of $5,800,000 (20%) of the purchase price) shall be paid to IET 205 Days from day 1 and upon the final check out, testing and approval of the plants operation by the purchaser. This testing and inspection will take place at the Tulsa factory. At the time of approval, IET will initiate the disassembling of the plant and commence with the shipping of the plant to the purchasers site.

(e) The Fifth Payment of $2,900,000 (10% of the purchase price) shall be paid to IET 235 Days from day 1 and upon additional Engineers and the equipment’s initial arrival at the purchaser’s Mexico site.

(f) The Six and final payment of $2,900,000 (10% of the purchase price) shall be paid to IET 295 Days from day 1 and upon the time that the systems operational abilities commence as contracted, at the site of the purchaser in Mexico.

Note: any delays, changes, and or accelerations in the scheduled approvals of plans or inspections by the purchaser may alter the completion date and or delivery of the contracted plant.

4. Site Preparation and Permits.

4.1 Site Construction. Purchaser shall, at Purchaser's sole cost and expense, prepare the Site, complete the infrastructure and (“Site Construction”), all in strict accordance with the design criteria set forth on Exhibit C attached hereto and the engineering drawings and specifications to be provided to Purchaser by IET (collectively, the “Site Plans”). Any material deviation from the Site Plans shall require the prior written approval of IET. Purchaser shall complete the Site Construction.

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4.2 Permits. Purchaser, at Purchaser’s sole cost and expense, purchaser shall be responsible for obtaining and maintaining all building and construction permits or Governmental Authorizations necessary for the Site Construction and installation of the Equipment. Purchaser shall provide IET with copies of all Permits, building, environmental, city, state, local and any other requirements and or permits necessary to comply with all authorities for the purpose of construction and obtaining permanent operating approvals, certificates and governmental authorization for continuous usage of said equipment.

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Purchaser and IET agree that after IET has received and reviewed and accepted all requirements and terms from all supplied permits and government requirements and at the time that IET has then accepted and agreed to those requirements it is then IET’S full responsibility and obligation to obtain, maintain and or comply with any environmental standards set forth in those submitted permits and or agreed upon construction process for said equipment, until the time that the plant is turned over meaning (becomes the sole responsibility of the purchaser for continues use and operation) as per a date yet to be determined. At that date and time that the plant is turned over and in the full control of the purchaser for continues operation purchaser will from that day forward have full responsibility of permitted compliance and operation of the equipment.

4.3 Representative Samples. Within ninety (90) days of the date hereof, Purchaser shall provide IET with generally representative samples (in sufficient quantities as required by IET) of all waste streams that Purchaser expects to process in the System so that IET can make any necessary modifications to the Equipment to accommodate those waste streams.

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PERMITTED AND NON-PERMITTE WASTES

The following wastes have been tested and are approved for processing in the system.

Municipal Solid waste

Tires

Medical waste

Kitchen waste

Lawn Clippings & Tree Branches

Oil Contaminated Polypropylene and Natural Absorbents

Diesel marine, Automotive and locomotive Filters

Automotive Oil Filters

Plastics

Paper Mfg. Pulp/ Mixed with other wastes

Certain Types of Explosives

Certain flammable and Poisonous gases

Flammable Liquids

Furniture

Paint Residue

Railroad Ties

Rubber Polymer

Hay

Rice Straw

PVC Pipe

Wood waste

Animal waste

Leather Scraps

Palm Oil Plants

X-Ray Film

Auto Fluff

Construction Waste

Saw Dust & Sludge-When Mixed

If gases and or large quantities of liquids are to be processed IET MUST know prior to design and installation of the System to make the necessary adjustments to handle such wastes.

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The following wastes ARE NOT approved for processing in the System and must be avoided. IET will not warrant the systems operation or performance if it is determined that any of these waste types have been processed.

Nuclear wastes

Radioactive waste (Other than typical medical waste)

Phosphorous (Elemental)

Very Sensitive Explosives, Extremely Sensitive Explosives

Extremely Poisonous Liquids

NOTE: This list is a preliminary and not complete. A complete list shall be included in the manual.

Any other materials not included on either of these lists should be discussed with IET prior to processing to avoid termination of the warranty.

5. Installation and Training on Use of Equipment.

5.1 Installation. Within fifteen (15) days after Purchaser completes the Site Construction in accordance with the Site Plans, IET shall begin initial construction of the System on the Site and shall complete the installation of all Equipment within Ten (10) months of such date. NOTE: IET has proprietary joint relationships with several vendors, one being Tulsa Combustion a worldwide manufacturer of various types of incineration plants. Tulsa Combustion is headquartered in Tulsa Oklahoma. IET will be utilizing the Tulsa manufacturing plant for assembly and testing of the plant prior to shipping it to the purchaser’s site location in Mexico.

5.2 Spare Parts. IET shall supply Purchaser with a set of spare parts for the Equipment, as listed on Exhibit D attached hereto.

5.3 Certificates of Completion. After the commissioning and final check out, IET shall issue to Purchaser a certificate of completion for each unit certifying that the Equipment for that particular unit is completely installed, is fully functional and ready to be placed in service (“Certificate of Completion”).

5.4 Training. IET shall implement a training program for Purchaser’s supervisory personnel to instruct them how to operate and maintain the Equipment. IET shall also provide Purchaser with an operator’s manual for the System (“Manual”). The Manual and training shall be provided to Purchaser in both English and Spanish language.

5.5 Authorized Representative. Purchaser shall designate in writing one person who shall be the point of contact and authorized representative of Purchaser. IET’s personnel shall coordinate with such authorized representative on the installation and training.

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5.6 Operation of Units. Purchaser shall take all steps necessary to prevent Purchaser's operation of any completed units of Equipment from disrupting or interfering with IET’s construction and installation of the other units of Equipment. In the event any such interference with IET’s work occurs, the time deadline in Section 5.1 shall be extended by the number of delay days that IET determines, in its sole discretion, resulted from the interference.

6. Representations, Warranties and Covenants of IET. IET hereby represents, warrants and covenants to Purchaser as follows:

6.1 Corporate Status. IET is a corporation duly incorporated and existing under the laws of the Commonwealth of Kentucky and is authorized to transact business therein.

6.2 Authority; Consents; Enforcement; No contravention.

(a) Authority. IET has the corporate power and authority to execute, deliver and perform this Agreement and all other agreements, certificates or documents contemplated hereby (“IET Ancillary Documents”), and has taken all actions required to authorize, execute, deliver and perform this Agreement and the IET Ancillary Documents, including approval by the board of directors of IET.

(b) Enforcement This Agreement and the IET Ancillary Documents have been duly executed and delivered by IET and constitute the legal, valid and binding obligations of IET, enforceable in accordance with their terms.

(c) No contravention. The execution and delivery of this Agreement and the IET Ancillary Documents by IET does not violate any provision of the Organizational Documents of IET and will not result in a breach or violation or default under any contract or obligation to which it is bound.

6.3 Specifications of System. The System shall comply with the specifications set forth on Exhibit E (“Specifications”). IET shall not materially change the Specifications without the prior written consent of Purchaser.

7. Representations, Warranties and Covenants of Purchaser. Purchaser hereby represents, warrants and covenants to IET as follows:

7.1 Corporate Status. Purchaser is a corporation duly incorporated and existing under the laws of state of Nevada, USA and is authorized to transact business therein. Purchaser has, and at all times has had, full corporate power and authority to conduct its business as and where such businesses have and is now being conducted.

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7.2 Authority; Consents; Enforcement; Noncontravention.

(a) Authority. Purchaser has the corporate power and authority to execute, deliver and perform this Agreement and all other agreements, certificates or documents contemplated hereby (“Purchaser Ancillary Documents”), and has taken all actions required to authorize, execute, deliver and perform this Agreement and the Purchaser Ancillary Documents, including approval by the board of directors of Purchaser.

(b) Consents. Except for the Permits, no consent, action, approval or authorization of or registration, declaration or filing with any Governmental Body is required for the performance of the terms of this Agreement by Purchaser.

(c) Enforcement. This Agreement and the Purchaser Ancillary Documents have been duly executed and delivered by Purchaser and constitute the legal, valid and binding obligations of Purchaser, enforceable in accordance with their terms.

(d) Noncontravention. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by Purchaser does not violate any provision of the Organizational Documents of Purchaser and will not result in a breach or violation or default under any order of any court or governmental authority to which Purchaser is subject or result in a breach by Purchaser under any contract or obligation to which it is bound. Neither the execution and the delivery of this Agreement and the Purchaser Ancillary Documents, nor the compliance with, and fulfillment of, the terms, conditions and provisions hereof or thereof, will (a) violate any Legal Requirement of Purchaser; or (b) require the approval, consent, authorization or act of, or the making by Purchaser of any declaration, filing or registration with, any Person.

7.3 Financing. Purchaser has secured legally binding commitments for all necessary financing for payment of the Purchase Price to IET, upon terms and conditions satisfactory to Purchaser, and such financing is final, absolute and has no contingencies other than execution of this Agreement. Purchaser shall provide IET with all documentation requested by IET, evidencing that appropriate financing is in place.

7.4 Permits. Purchaser has reviewed and analyzed the Specifications for the System and has obtained, or will obtain, all necessary approvals, Permits and Governmental Authorizations required for the Site Construction, installation of the Equipment and operation of the System.

7.5 Compliance with Laws. Purchaser covenants to take full responsibility of ensuring that the Site Construction, installation of the Equipment and operation of the System is in all respects in material compliance with any and all applicable statutes, laws, codes, ordinances, rules, permits, requirements and regulations of any governmental agency or authority having or exercising jurisdiction over the transactions contemplated herein, including, but not limited to, all air quality standards.

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7.6 Completeness of Statements; Effect of Representations and Warranties. Purchaser has disclosed to IET in writing all material adverse facts known to Purchaser relating to the representations and warranties of Purchaser. The representations and warranties of Purchaser in this Agreement are true and complete in all respects. No representation or warranty of Purchaser in this Agreement contains any untrue statement of a material fact, omits any material fact necessary to make such representation or warranty, under the circumstances which it was made, not misleading, or contains any misstatement of a material fact. All of the representations and warranties made by Purchaser are made with the knowledge, expectation; understanding and desire that IET place complete reliance thereon. Neither the representations and warranties of Purchaser, nor the indemnification obligations of Purchaser, shall be affected, qualified, modified or deemed waived by reason of the fact that Purchaser knew or should have known that any representation or warranty of Purchaser is or might be inaccurate in any respect.

8. Warranty and Service of Equipment.

8.1 Warranty. Subject to the Warranty Prerequisites (as hereinafter defined) and Warranty Exclusions (as hereinafter defined), IET hereby warrants to Purchaser that the Equipment and the installation of the Equipment shall be free from defects in materials and workmanship and shall comply with the Specifications (“Warranty”) for a period of one (1) year after the Certificate of Completion is issued (“Warranty Period”). The Warranty Period for each of the units of Equipment shall begin upon the issuance of the Certificate of Completion for that particular unit.

8.2 Warranty Prerequisites. In order for the Warranty to be in force and effect, Purchaser shall comply with the following prerequisites (“Warranty Prerequisites”):

(a) The System shall be used to process only those permitted wastes specifically described on Exhibit F attached hereto and in the Manual;

(b) the System shall be operated, maintained and serviced in accordance with the guidelines, schedules, procedures and capacity limits set forth in the Manual;

(c) The System shall not be modified or altered in any manner without the prior written consent of IET;

(d) Purchaser shall provide IET with maintenance forms certifying that Purchaser has performed all monitoring and maintenance of the System in accordance with the Manual;

(e) Purchaser shall permit IET to perform all inspections, service and maintenance work that IET deems necessary within the Warranty Period; and

(f) Purchaser shall notify IET within twenty four (24) hours of Purchaser’s detection of any suspected malfunction, defect or damage of any component of the System.

In the event Purchaser fails to comply with any of the above prerequisites, the Warranty shall immediately terminate in its entirety and be null and void with respect to the entire System.

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8.3 Warranty Exclusions. The Warranty shall not include or cover any of the following (“Warranty Exclusions”):

(a) any machinery, equipment or materials not manufactured by IET; except to the extent the manufacturers of such machinery, equipment or materials provides a warranty to IET for those items, which shall not extend beyond the Warranty Period;

(b) Normal periodic maintenance including the replacement of consumable parts such as gaskets, belts, hoses and other similar parts that wear and tear as part of normal operations;

(c) Loss or damage caused by misuse or abuse of the Equipment, or the operation of the Equipment in a manner other than specified in the Manual;

(d) Loss or damage caused by an event of Force Majeure;

(e) Loss or damage caused by nuclear reaction, nuclear radiation or radioactive contamination, however caused;

(f) Loss or damage to any real or personal property of Purchaser, other than the Equipment; and

(g) Cosmetic refinishing that IET does not consider, in IET’s sole discretion, essential to the proper functioning of the System.

8.4 Warranty Repairs. Subject to the Warranty Prerequisites, if Purchaser notifies IET within the Warranty Period of a defect that is within the scope of the Warranty, IET shall repair or replace (at the sole discretion of IET) the defective or non-conforming part within a reasonable period of time given the nature of the problem, at no charge to Purchaser. IET reserves the right, at IET’s sole discretion, to choose the method of curing the defect or non-conformity, including, but not limited to, whether to replace the complete assembly or individual parts thereof and whether to replace defective or non-conforming parts with new or factory rebuilt parts. Any warranty work provided by IET shall not have a new warranty; such work shall only be covered for the unexpired portion of the original Warranty Period. The provisions of this Section 8.4 contain the sole liability of IET, and the sole remedies of Purchaser, in the event of a breach or failure of the Warranty. In no event shall IET be responsible or liable for incidental or consequential damages, whether based on contract, tort or otherwise, as a result of a breach or failure of the Warranty.

8.5 Non-Warranty Repairs. For any service or repairs performed by IET within the Warranty Period that is not covered by the Warranty, Purchaser shall pay IET on a time and materials basis. IET shall send Purchaser an itemized invoice for the cost of the labor, parts and materials incurred for the repairs and Purchaser shall pay IET the amount thereof in U.S. dollars within twenty (20) calendar days of the invoice date, by wire transfer to an account designated by IET.

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8.6 Inspections. IET shall inspect and perform preventive maintenance on each of the units of Equipment two (2) times during the Warranty Period, once at approximately six (6) months after the Certificate of Completion is issued and once at approximately twelve (12) months after the Certificate of Completion is issued.

8.7 Telephone Support. During the Warranty Period, IET shall provide to Purchaser, free of charge, telephone support to Purchaser’s designated representative(s) with respect to the operation and maintenance of the System.

8.8 Service Agreement. In the event Purchaser desires to have IET provide maintenance and support services beyond the Warranty Period, IET and Purchaser may elect to enter into a mutually agreeable service agreement whereby IET shall perform routine preventive maintenance and repair service on the Equipment at an agreed upon price.

9. Disclaimers. The Warranty provided for herein is in lieu of all other warranties, express or implied. Except for the Warranty, IET makes no other representation or warranty, express or implied, with respect to the Equipment or the System. IET hereby disclaims all other warranties, express or implied, including without limitation, any warranty of merchantability or fitness for a particular purpose. .

10. License for Technology.

10.1 Grant of License. IET hereby grants to Purchaser a perpetual, non-exclusive, nontransferable, and royalty-free right and license to use the Technology for the sole and limited purpose of operating the System on the Site (“License”).

10.2 No Transfers. Purchaser shall not assign, transfer or sub-license the Technology or any part thereof to another site. Any attempted assignment, transfer or sub-license without the written permission of IET would be null and void.

10.3 Reservation of Rights. Neither the License, nor anything else in this Agreement, constitutes a transfer, conveyance or assignment of any right, title, or interest to the Technology or to any other Intellectual Property of IET. IET expressly reserves all rights to IET’s Intellectual Property. At no time shall Purchaser assert any rights to the Technology inconsistent with the License or otherwise challenge or dispute IET’s ownership thereof.

10.4 Covenants of Purchaser. Purchaser covenants to IET as follows (a) to use the License for the sole and limited purpose of operating the System on the Site, as installed by IET, (b) not to use or disclose the Technology or any part thereof for any purpose except for those expressly authorized under this Agreement, (c) not to, or attempt to, duplicate or reverse engineer any portion of the Technology, (d) not to take any other action that is inconsistent with, or allow any of its employees, representatives or agents to take any action that is inconsistent with, the License or IET’s ownership of its Intellectual Property, and (e) ensure that all of Purchaser’s employees, representatives and agents who have access to the Technology comply with terms and conditions of the License. Breach of any of these covenants shall constitute a material breach of this Agreement and shall be grounds-for immediate termination of the License in addition to all other remedies otherwise available to IET.

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11. Subcontractors. IET shall have the right to subcontract all or any portion of IET’s obligations under this Agreement to a third party, including, but not limited to, the installation of the Equipment, without the consent of Purchaser. In the event Purchaser requires any payment or performance bonds for any work hereunder and IET subcontracts with a third party for such work, Purchaser acknowledges that the construction payment and performance bonds shall be issued in the name of the third party subcontractor and not IET.

12. IET’s Access to Site. At all times during the installation of the Equipment and for a period of five (5) years thereafter, Purchaser shall provide IET’s sales personnel and executives with unlimited access to tour the Site in order to demonstrate the System to prospective clients. IET shall provide Purchaser with at least seven (7) days prior notice for any such Site visit. During each Site visit, IET shall take all reasonable efforts not to disrupt the normal flow of activity at the Site.

13. Confidentiality.

13.1 Confidentiality Covenant. Purchaser and its employees, representatives and agents shall keep confidential all of the Confidential Information (as hereinafter defined) in accordance with the terms and conditions of this Agreement. Purchaser shall require all of Purchaser’s employees, representatives and agents who have access to Confidential Information to agree to be bound by the confidentiality provisions of this Agreement. Purchaser shall not use any of the Confidential Information in any way which would be detrimental to IET or any Affiliate of IET; such Confidential Information shall be used solely for the purpose of operating the System. Purchaser shall refrain from using the Confidential Information for the Purchaser's own, or any other Person's or Affiliate's use, advantage or commercial purpose and from directly or indirectly disclosing or making available any Confidential Information to any Person or Affiliate, for any use whatsoever, except as permitted by this Agreement. For purposes of this Agreement, “Confidential Information” shall mean all written and oral statements, material and information obtained by Purchaser from IET, IET’s employees, agents or representatives, or otherwise derived or collected by Purchaser, relating to the System, the Technology or the business, operations and financial affairs of IET or any Affiliate of IET, including, but not limited to, all past, present or future business plans, financial information, trade secrets and other subject matter pertaining to the System, the Technology, business or operations of IET or any Affiliate of IET. Confidential Information does not include any information which: (a) at the time disclosed or obtained is in the public domain; or (b) after being disclosed or obtained becomes part of the public domain through no act, omission or fault of Purchaser.

13.2 Unique Nature of Confidential Information; Reasonableness of Scope and Duration; Enforceability. Purchaser hereby agrees that the covenants of this Section and the Confidential Information disclosed to Purchaser are of a special, unique and extraordinary character and that IET could be irreparably harmed by any disclosure of the Confidential Information in violation of this Agreement. Purchaser understands that IET intends that the covenants contained herein are to be construed by IET as a series of separate covenants. Purchaser agrees that the covenants and agreements contained herein are, taken as a whole, reasonable in their scope and duration, and Purchaser will not raise any issue of the reasonableness of the scope or duration of any such covenants in any proceeding to enforce any such covenants. The covenants and agreements contained in this Agreement shall be construed as separate covenants and agreements, and if any court shall finally determine that the restraints provided for in any

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such covenants and agreements are too broad as to the area, activity or time covered, said area, activity or time covered may be reduced to whatever extent the court deems reasonable, and such covenants and agreements shall be enforced as to such reduced area, activity or time. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof Therefore, Purchaser waives any claim or defense that IET has an adequate remedy at law for the unauthorized disclosure of Confidential Information and agrees that IET shall be entitled to injunctive relief to prevent such disclosures, which remedy shall not be deemed to be the exclusive remedy for Purchaser's breach of this Agreement, but shall be in addition to all other remedies available at law or in equity to IET.

14. Insurance.

14.1 IET’s Obligations. IET shall obtain and keep in force at all times during the installation of the Equipment: (a) a policy or policies of comprehensive general liability insurance insuring IET and Purchaser against all liability arising out of the installation of the Equipment or use or operation of the System, in the amount of at least $1,000,000 for anyone occurrence; and (b) a policy or policies of vehicular insurance insuring IET and Purchaser against all liability arising out of activities at the Site, in an amount not less than $500,000 for anyone occurrence. IET will provide a construction performance bond for the cost of the plant.

14.2 Purchaser's Obligations. Purchaser shall obtain and keep in force at all times during the installation of the Equipment and the Warranty Period: (a) a policy or policies of comprehensive general liability insurance insuring Purchaser and IET against all liability arising out of the installation of the Equipment or use or operation of the System, in the amount of at least $1,000,000 for anyone occurrence; and (b) a policy or policies of insurance covering loss or damage to the Site Construction and Equipment in the amount of the full replacement value thereof, providing protection against all perils included within the classifications of fire, extended coverage, vandalism, malicious mischief and special extended perils (all risks), and hazard insurance under a standard fire and extended coverage endorsement.

14.3 Insurance Policies. All insurance policies maintained by IET and Purchaser pursuant to this Agreement shall be for the protection of IET and Purchaser, as their interests may appear, and shall name the other party as an additional insured. Each party shall cause certificates evidencing the existence of such insurance policies to be delivered to the other party within thirty (30) days after the date of this Agreement. All such policies of insurance must contain a provision that the company issuing such policy will give to both parties thirty (30) days’ notice in writing in advance of any cancellation or lapse or the effective date of the reduction in the amounts of insurance.

14.4 Performance Bonding and Completion Guarantees. All equipment suppliers on the projects will be required to provide warranties on the equipment and performance guarantees. All contractors and sub-contractors will be fully bonded as required by IET and the client. IET has contracted with Resource Group International, LLC (RGI) to provide and facilitate the construction of IET plants which have been contracted on a worldwide basis. RGI will be responsible within this Project Management Agreement to furnish on behalf of the plant purchaser a performance bond or completion guarantee in the amount of the work and dollar value of the plant between IET and the purchaser.

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15. EVENTS OF DEFAULT AND TERMINATION.

15.1 Default by Purchaser. Anyone of the following shall constitute a “Default” hereunder by Purchaser:

(a) the failure by Purchaser to make any payment of the Purchaser Price or other payments required hereunder on or before the due date thereof and such payment remains unpaid for a period of five (5) business days following notice from IET specifying such monetary default;

(b) the failure by Purchaser to observe or perform any of the duties, obligations, covenants, conditions or provisions of this Agreement to be observed or performed by Purchaser, including, but not limited to, the failure to meet the time deadline set forth in this Agreement for the Site Construction, and the continuance of such failure without curing the same for a period of thirty (30) days after notice from IET specifying in detail the nature of such failure to perform; or

(c) Purchaser is adjudicated bankrupt or insolvent according to law, or makes an assignment for the benefit of creditors, or in the event of an involuntary assignment or attachment of or levy on Purchaser's interest herein; or the making by Purchaser of an assignment for the benefit of its creditors; the levying of a writ of execution or attachment on or against the property of Purchaser.

15.2 Default by IET. Anyone of the following shall constitute a “Default” hereunder by IET:

(a) the failure by IET to observe or perform any of the duties, obligations, covenants, conditions or provisions of this Agreement to be observed or performed by IET, including, but not limited to, the failure to meet the time deadline set forth in this Agreement for the installation of the Equipment, and the continuance of such failure without curing the same for a period of thirty (30) days after notice from Purchaser specifying in detail the nature of such failure to perform; or

(b) IET is adjudicated bankrupt or insolvent according to law, or makes an assignment for the benefit of creditors, or in the event of an involuntary assignment or attachment of or levy on IET's interest herein; or the making by IET of an assignment for the benefit of its creditors; the levying of a writ of execution or attachment on or against the property of IET.

15.3 Time Period to Cure. In the event that either party gives the other party notice of a nonmonetary Default and the defaulting party cannot cure such non-monetary Default within the 30-day period, then such non-monetary Default shall not be deemed to continue as long as defaulting party, after such notice, diligently proceeds to cure such non-monetary Default as soon as reasonably possible and continues to take all steps necessary to cure the same within a period which, under all prevailing circumstances, is reasonable, but in any event not exceeding forty five (45) days after the initial 30-day cure period.

15.4 IET’s Remedies. Upon the happening of anyone or more Defaults by Purchaser, IET, at its election, may exercise anyone or more of the following remedies:

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(a) stop work for such length of time as IET determines to be reasonable under the circumstances, with the time deadline in Section 5.1 being extended by a like number of days;

(b) Exercise its statutory and other rights to a lien on the Site or any other property belonging to Purchaser;

(c) Terminate this Agreement by delivery of written notice of termination to Purchaser;

(d) Retain all payments of the Purchase Price as liquidated damages for breach of this Agreement; or

(e) Exercise any other rights and/or remedies available to IET at law, in equity or otherwise.

15.5 Purchaser’s Remedies. Upon the happening of anyone or more Defaults by IET, Purchaser, at its election, may exercise anyone or more of the following remedies:

(a) Terminate this Agreement by delivery of written notice of termination to IET; or

(b) Exercise any other rights and/or remedies available to Purchaser at law, in equity or otherwise.

15.6 Rights Cumulative. The rights and remedies of the parties under this Section shall not be exclusive, but shall be cumulative, and such rights and remedies may be exercised and enforced concurrently and whenever and as often as occasion therefore arises. .

16. Force Majeure.

16.1 Definition. The term “Force Majeure” shall mean any event or condition, not existing as of the date of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of either party, which prevents in whole or in material part the performance by one of the parties of its obligations hereunder or which renders the performance of such obligations so difficult or costly as to make such performance commercially unreasonable. Without limiting the foregoing, the following shall constitute events or conditions of Force Majeure: war, strikes, lockouts, insurrections, riots, embargoes, epidemics, fire, flood, hurricane, typhoon, earthquake, acts of God or the public enemy, delays in transportation, or requirements or regulations of the United States government, the Mexican government or any other foreign or domestic civil or military authority.

16.2 Notice. If either party claims an event of Force Majeure, such party shall give notice and full details of the event of Force Majeure (including the estimated length of such Force Majeure) by telephone (promptly confirmed by letter) or fax to the other party as soon as possible after the occurrence of the Force Majeure.

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16.3 Effect of Force Majeure. The parties understand and acknowledge that neither party shall be liable to the other for any loss, damage, detention, delay or failure to perform such party’s obligations hereunder, in whole or in part, resulting from causes of Force Majeure. The obligation of both parties. insofar as and to the extent they are affected by an event of Force Majeure, shall be suspended during the continuation of the Force Majeure, but for no longer, and the Force Majeure cause or causes shall, insofar as possible, be remedied with all reasonable dispatch

17. Indemnification; Remedies.

17.1 Indemnification By Purchaser. Purchaser shall indemnify and hold IET and its directors, officers, shareholders, Affiliates, successors and assigns (“IET Indemnities”) harmless for, and will pay to the IET Indemnities the amount of, all Damages arising directly or indirectly from or in connection with:

(a) any Breach of any representation or warranty made by Purchaser in this Agreement;

(b) any Breach by Purchaser of any covenant, agreement or obligation of Purchaser in this Agreement; and

(c) any claim, demand or Proceeding made or brought against IET resulting from Purchaser’s operation of the System.

The remedies provided in this Section 17.1 will not be exclusive of or limit any other remedies that may be available to IET Indemnities. There shall be taken into account the time cost of money in determining Damages. All representations, warranties, covenants and obligations in this Agreement, the Exhibits, and any other certificate or document delivered pursuant to this Agreement, shall survive the expiration or termination of this Agreement. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not deprive a party of the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants and obligations.

18. Miscellaneous Provisions.

18.1 English Language. This Agreement shall be executed in the English language. In the event this Agreement is translated to any other language, the English version shall govern over any conflicts between the English version and the other version. All correspondence, documents and communications of any kind made under this Agreement shall be made in the English language.

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18.2 Notices. All notices, requests, consents, approvals, waivers, demands and other communications required or permitted to be given or made under this Agreement shall be in writing and shall be deemed delivered to the parties (a) on the date of personal delivery or transmission by facsimile transmission, (b) on the first business day following the date of delivery to an internationally recognized overnight courier service, or (d) or the third business day following the date of deposit in the United States Mail, postage prepaid, by certified mail, in each case, addressed as follows, or to such other address, person or entity as any party may designate by notice to the others in accordance herewith:

If to IET:

International Environmental Technologies, Inc.

P.O. 2425

Danville, Kentucky 40423

Ph. 859 332-7258

If to Purchaser:

JOSEPH D. CAYWOOD

Joseph D. Caywood

11650 South St./ Draper, Utah 84020/ Ste 240

18.3 Alternative Dispute Resolution.

(a) If the parties are unable to agree on any matter under this Agreement, as a condition precedent to litigation, either in arbitration or a court of law, the parties shall seek to have the unresolved matter resolved by mediation; provided, however, a party may seek a preliminary injunction or other provisional judicial relief if in its judgment such action is necessary to avoid irreparable damage or to preserve the status quo. The statute of limitations on any such dispute shall be tolled pending completion of the mediation.

(b) If the parties are unable to resolve their dispute after mediation and if both parties agree, the unresolved matter may be resolved by binding arbitration in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association ("AAA"), subject to the following:

(1) Within fifteen (15) days of meeting with the AAA, each party shall designate one arbitrator. These two arbitrators shall, within fifteen (I5) days after their appointment, select a third arbitrator. If the first two arbitrators are unable to agree upon the third arbitrator, then the arbitrators shall apply to the AAA to designate and appoint a person as the third arbitrator. If the party upon whom the original arbitration demand was served fails to designate its arbitrator within the 15-day period, the arbitrator designated by the party requesting arbitration shall act as the sole arbitrator and shall be deemed to be the single, mutually approved arbitrator to resolve the matter.

(2) The place of arbitration shall be in Lexington, Fayette County, Kentucky. Arbitration shall be conducted under the auspices of the AAA. The AAA Rules shall govern all proceedings unless otherwise provided herein. In case of conflict between the AAA Ru1es and this Agreement, the provisions of this Agreement shall govern.

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(3) The parties shall have the right of discovery in accordance with the United States Federal Rules of Civil Procedure except that discovery may commence immediately upon the service of the demand for arbitration. A party's unreasonable refusal to cooperate in discovery shall be deemed to be refusal to proceed with arbitration and, until the arbitration panel is complete, the parties may enforce their rights (including the right of discovery) in the courts. Such enforcement in the courts shall not constitute a waiver of a party's right to arbitration. Upon the completion of the appointment of the arbitration panel, the arbitrators shall have the power to enforce the parties' discovery rights.

(4) The parties expressly covenant and agree to be bound by the decision of the arbitration panel and accept any such decision as the [mal determination of the matter m dispute. A judgment of any court related to this arbitration in the neutral location may be entered upon any award made pursuant to this Section 18.3.

18.4 Choice of Forum. Subject to Section 18.3, the parties agree that any dispute or claim arising out of or relating to this Agreement shall be adjudicated exclusively in the United States District Court for the Eastern District of Kentucky or, if such Court does not have jurisdiction to adjudicate such action, in the Courts of the Commonwealth of Kentucky located in Fayette County. Purchaser irrevocably and unconditionally waives and agrees not to plead, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue or the convenience of the forum of any action with respect to this Agreement m the United States District Court for the Eastern District of Kentucky and the Courts of the Commonwealth of Kentucky located in Fayette County. Purchaser agrees that a [mal judgment in any proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or in equity. Purchaser consents and voluntarily submits to personal jurisdiction m the Commonwealth of Kentucky and m the courts in such state located in Fayette County and the United States District Court for the Eastern District of Kentucky in any proceeding subject to judicial process and agrees that all claims in respect thereto may be heard and determined in any such court. Purchaser further consents and agrees that Purchaser may be served with process m the same manner as a notice may be given under this Agreement. Purchaser agrees to execute and deliver all documents and take all actions as may be required under Mexico and United States laws regarding jurisdiction and choice of venue, including, without limitation, the appointment of an agent for service of process.

18.5 Independent Contractor. In performance of the services hereunder, IET shall be an independent contractor and shall not be considered an employee, agent, or part of, or joint venture with, the Purchaser or its affiliates, and nothing herein shall be construed to cause or create any such relationship. IET shall have no authority regarding the conduct to cause or create any such relationship. IET shall have no authority regarding the conduct or management of the Purchaser, its business or affairs, and shall have no power to bind or commit the Purchaser legally m any matter whatsoever.

18.6 Amendment; Waiver. This Agreement may be amended, modified or superseded only by a written instrument signed by all of the parties to this Agreement. No party shall be deemed to have waived compliance by another party of any provision of this Agreement unless such waiver is contained in a written instrument signed by the waiving party and no waiver that may be given by a party will be applicable except in the specific instance for which it is given. The failure of any party to enforce at any

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time any of the provisions of this Agreement or to exercise any right or option contained in this Agreement or to require at any time performance of any of the provisions of this Agreement, by any of the other parties shall not be construed to be a waiver of such provisions and shall not affect the validity of this Agreement or any of its provisions or the right of such party thereafter to enforce each provision of this Agreement. No course of dealing shall operate as a waiver or modification of any provision of this Agreement or otherwise prejudice such party's rights, powers and remedies.

18.7 Limited Assignment; Binding Effect. Purchaser shall not assign any of its rights or obligations under this Agreement without obtaining the prior written consent of IET. IET shall have the right to assign all of its rights and obligations under this Agreement without the prior consent of Purchaser. Subject to the foregoing, all the terms, provisions and conditions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties to this Agreement and their respective heirs, legal representatives, successors and assigns.

18.8 Further Assurances. The parties hereto each hereby agree to execute and deliver all agreements, documents and instruments required to be executed and delivered by them in this Agreement, and to execute and deliver such additional instruments and documents and to take such additional actions as may reasonably be required from time to time in order to effectuate the transactions described in this Agreement.

18.9 Construction and Interpretation of Agreement.

(a) Section titles or captions in this Agreement are included for purposes of convenience only and shall not be considered a part of the Agreement in construing or interpreting any of its provisions. All references in this Agreement to Sections shall refer to Sections of this Agreement unless the context clearly otherwise requires.

(b) When used in this Agreement, the word “including” shall have its normal common meaning and any list of items that may follow such word shall not be deemed to represent a complete list of the contents of the referent of the subject.

(c) The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(d) Unless the context otherwise requires, when used in this Agreement, the singular shall include the plural, the plural shall include the singular, and all nouns, pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, as the identity of the person or persons may require.

(e) The parties do not intend that this Agreement shall confer on any third party any right, remedy or benefit or that any third party shall have any right to enforce any provision of this Agreement.

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18.10 Severability of Provisions. If a court in any proceeding holds any provision of this Agreement or its application to any person or circumstance invalid, illegal or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it was held to be invalid, illegal or unenforceable, shall not be affected, and shall be valid, legal and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties' essential objectives as expressed in this Agreement. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties intend that the court add to this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be valid and enforceable, so as to effect the original intent of the parties to the greatest extent possible.

18.11 Confidentiality of Agreement. Unless otherwise required by law, no party shall disclose the terms of this Agreement to any person other than a party's counsel and its other representatives or such other third parties with whom it must communicate to consummate the transactions described in this Agreement.

18.12 Exhibits and Disclosure Schedules. All Exhibits and Schedules to this Agreement, if any, shall constitute part of this Agreement and shall be deemed to be incorporated in this Agreement by reference and made a part of this Agreement as if set out in full at the point where first mentioned. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies the exception with particularity and describes the relevant facts in detail. If any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules to a specifically identified representation or warranty), the statements in the body of this Agreement shall control. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty has to do with the existence of the document or other item itself). The parties intend that each representation, warranty, covenant and obligation contained in this Agreement shall have independent significance. If any party has breached any representation, warranty, covenant or obligation contained in this Agreement in any respect, merely because there exists another representation, warranty, covenant or obligation relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the party's breach of the first representation, warranty, covenant or obligation.

18.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

18.14 Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties related to its subject matter and supersedes all prior proposals, understandings, agreements, correspondence, arrangements and contemporaneous oral agreements relating to subject matter of this Agreement. No representation, promise, inducement or statement of intention has been made by any party which has not been embodied in this Agreement.

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18.15 Expenses. Except as otherwise expressly provided for in this Agreement, each party will bear its own expenses incurred in connection with the preparation, execution and performance of its obligations under this Agreement, including all fees and expenses of agents, representatives, counsel and accountants.

18.16 Governing Law. This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the Commonwealth of Kentucky, United States of America, without giving effect to any conflict of law rule or principle of such state

18.17 Recovery of Expenses by Prevailing Party. The party prevailing in any civil action, arbitration or other proceeding shall be entitle to recover from the non prevailing party, in addition to any damages the prevailing party may have been awarded, all reasonable expenses that the prevailing party may have incurred in connection with such proceeding, including accounting fees attorneys’ fees and expert witnesses’ fees.

18.18 Cumulative Remedies; Specific Performance. No right or remedy conferred upon or reserved to any of the parties under the terms of this Agreement is intended to be, nor shall it be deemed, exclusive of any other-right or remedy provided in this Agreement or by law or equity, but each shall be cumulative of every other right or remedy. The parties understand and acknowledge that a party may be damaged irreparably by reason of a failure of another party to perform any obligation under this Agreement. Accordingly, if any party attempts to enforce the provisions of this Agreement by specific performance (including preliminary or permanent injunctive relief), the party against whom such action or proceeding is brought waives the claim or defense that the other party has an adequate remedy at law.

18.19 Time of Essence. Time is of the essence to the performance of the obligations set forth in this Agreement, therefore a time period of 190 Days is agreed to by both parties from the date of this agreement for the completion of funding for the project by the purchaser. If the project has not been fully funded after the 190 day period then at the sole discretion of IET this contract can be terminated by certified correspondence to the purchaser by IET.

In Witness Whereof, the parties have entered into this Agreement as of the date first written above.

International Environmental

Technologies, Inc.

Date: 10/17/16

By: ____________________________

ROBERT GORLEY, President

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Joseph D. Caywood

By: ______________________________

Date: 10/17/16

______________________________

(“Purchaser”)

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